GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP EXPANDS PORCUPINE DISTRICT WITH ACQUISITION OF PROBE MINES LIMITED

Vancouver, British Columbia, January 19, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** and Probe Mines Limited ("Probe") (TSX-V: PRB) today announced an agreement whereby Goldcorp will acquire, through a friendly plan of arrangement (the "Arrangement"), all the outstanding shares of Probe. The total consideration for the purchase is approximately C$526 million.

Under the Arrangement, each common share of Probe not owned by Goldcorp will be exchanged for 0.1755 common shares of Goldcorp. Goldcorp currently owns 8.4 million shares of Probe representing 9.3% of the basic shares outstanding. Based on the closing price of Goldcorp's common shares on the TSX on January 16, 2015, the transaction values each Probe share at C$5.00. The consideration received by Probe shareholders represents a 49% premium to the closing price of Probe on January 16, 2015. The number of Goldcorp shares to be issued will be approximately 17 million based on the issued and outstanding shares as of the announcement date, but will be subject to adjustment depending on the number of options and warrants exercised under the Arrangement. The transaction is expected to close in late March, 2015.

In addition to the Goldcorp shares, shareholders of Probe will receive an interest in a new exploration company ("New Probe") containing Probe's mineral properties in the Ring of Fire in Northern Ontario, as well as C$15 million in cash and certain other assets currently owned by Probe. Goldcorp will own approximately 9.3% of New Probe following completion of the transaction and looks forward to supporting New Probe in the execution of its business plan.

Probe's principal asset is the 100%-owned Borden Gold project located near Chapleau in Ontario, approximately 160 kilometers west of Goldcorp's Porcupine mine. Comprising 70 kilometers of contiguous claims in a core district for Goldcorp, the highly-prospective Borden Gold project currently has reported underground constrained indicated resources of 1.6 million ounces of gold (9.3Mt @ 5.39g/t) and inferred resources of 0.4 million ounces of gold (3Mt @ 4.37g/t) at a 2.5g/t gold cut-off grade. The deposit remains open along strike and at depth.

"This transaction is consistent with Goldcorp's longstanding strategy of securing growth opportunities in and around our existing districts with a focus on low-cost, high-quality gold production," said Chuck Jeannes, Goldcorp's President and CEO. "Borden is a high-quality deposit that is mineable through conventional underground mining methods. Goldcorp is uniquely suited to add Borden to its asset portfolio due to its proximity to our Porcupine operation, which includes the large milling facility at the Dome complex. Transporting ore to Porcupine would significantly reduce capital costs and permitting requirements compared to a stand-alone development while delivering higher-grade gold production to Porcupine within a relatively short development period. In combination with the recently-announced sale of the Wharf mine, this strategic acquisition is the latest example of our commitment to upgrading the quality of Goldcorp's overall asset portfolio."

The Arrangement has been approved by the boards of directors of Goldcorp and Probe and will be subject, among other things, to the favourable vote of 66 2/3% of the Probe common shares voted at a special meeting of shareholders called to approve the transaction. Officers, directors and certain shareholders of Probe representing approximately 4.6% of Probe's outstanding shares have entered into lock-up and support arrangements with Goldcorp under which they have agreed to vote in favour of the transaction. BMO Capital Markets has provided an opinion to the Probe Board of Directors that the consideration offered is fair, from a financial point of view, to Probe's shareholders.

In the event that the transaction is not completed, Probe has agreed to pay Goldcorp a termination fee equal to C$18.4 million, under certain circumstances. Probe has also provided Goldcorp with certain other customary rights, including a right to match competing offers.

Advisors and Counsel

Goldcorp's financial advisor is GMP Securities L.P.; its legal advisors are Cassels Brock & Blackwell LLP in Canada.

Probe shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Probe with securities regulatory authorities in Canada and with the United States Securities and Exchange Commission when they become available because they will contain important information. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com and from the United States Securities and Exchange Commission at its website at www.sec.gov. This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the Shares or a solicitation of a proxy.

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Probe to Goldcorp, the timing and anticipated receipt of regulatory and shareholder approvals for the Arrangement, the ability of the parties to satisfy the conditions of and to complete the Arrangement, the development of the Borden project, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the arrangement agreement; the failure to obtain the necessary shareholder, court, regulatory and other third party approvals required in order to proceed with the transaction; the benefits expected from the Arrangement not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com